T 410.528.2355
F 410.244.7742
ersmith@Venable.com

February 5, 2013

VIA EDGAR

Securities and Exchange Commission
Attention: Michael McTiernan, Assistant Director
Mail Stop 4561
Division of Corporate Finance
100 F Street, NE
Washington, DC 25049

Re:          Owens Realty Mortgage, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 25, 2013
File No. 333-184392

Ladies and Gentlemen:

On behalf of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No.3 (“Amendment No. 3”) to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

The purpose of Amendment No. 3 is solely to file Exhibits 5.1, 8.1, 23.1 and 23.2 (collectively, the “Exhibits”) to the Registration Statement. For the staff’s convenience, the Company is providing the staff with copies of the Exhibits via electronic mail.

                The Company will wait to submit a request for acceleration of effectiveness. If you have any questions or would like further information concerning Amendment No. 3, please telephone the undersigned at 410-528-2355.

Sincerely,

 /s/ Eric R. Smith
     Eric R. Smith, Esq. of VENABLE LLP

cc: William C. Owens (without enclosures)
      Bryan Draper (without enclosures)
      Daniel Worley (without enclosures)
      James J. Hanks, Jr., Esq. (without enclosures)

Enclosures